

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 11, 2017

Via E-Mail
Michael Chavez
President
Reliant Holdings, Inc.
12343 Hymeadow Drive, Suite 3-A
Austin, Texas 78750

> **Re:     Reliant Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 28, 2016**
> **File No. 333-214274**

Dear Mr. Chavez:

　　We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     We note your revised disclosure in response to comment 1 in our letter dated November 22, 2016.  Please disclose in the prospectus the entire supplemental response.

Risk Factors, page 9

Government regulations could increase the cost of our construction . . ., page 16

We may incur additional operating expenses or delays due to . . ., page 17

2.      These risk factors appear to cover the same risk.  Please revise your registration statement to combine these two risk factors.

Government Regulations, page 37

3.      We note your revised disclosure in response to comment 14 in our letter dated November 22, 2016.  Please reconcile your disclosure that you do not bear the costs or liability associated with environmental laws and your disclosure that you build in the cost of permitting and compliance with building codes with your risk factor disclosure on page 16 and page 17 that discusses the increased costs and operating expenses you may incur related to environmental regulations and compliance requirements.

Management's Discussion and Analysis of Financial Condition . . ., page 40

4.      We note your response to comment 15 in our letter dated November 22, 2016 and we re-issue our comment.  Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects.  By way of example, when discussing your increase in gross margin for the fiscal year ended December 31, 2015, you reference changes in pricing in the prior period.  It is not clear during which time period you lowered prices and when you raised your prices.

Exhibit 5.1

5.      We note your counsel's revised legal opinion refers specifically to Amendment No. 1 to your registration statement on Form S-1.  Please have counsel revise its opinion to relate to your next amendment to your registration statement and any potential amendments thereafter.

You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding the financial statements and related matters.  Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc:    David M. Loev
       The Loev Law Firm, PC